Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year-ended December 31,
($ in thousands)	2017	2016	2015		2014	2013
FIXED CHARGES:(1)
Interest expense	$12,055	$12,934	$1,806		$—	$—
Amortization of debt premium and debt issue costs	1,473	1,914	251		—	—
Estimated interest expense within rental expense	—	—	—		—	—
Total fixed charges	$13,528	$14,848	$2,057		$—	$—

EARNINGS:
Net income (loss) before taxes	$52,792	$11,542	$(27,793)		$(51,292)	$(55,184)
Add Back: total fixed charges	13,528	14,848	2,057		—	—
Net earnings (loss) and fixed charges	$66,320	$26,300	$(25,736)		$(51,292)	$(55,184)

RATIOS:
Ratio of net earnings (loss) and fixed charges to fixed charges	4.90	1.77	(12.51	)(2)	N/A (3)	N/A (3)

(1)	We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented.
(2)	Total earnings were insufficient to cover fixed charges by $27.8 million in 2015.
(3)	We had no fixed charges in 2014 and 2013 and total losses of $51.3 million and $55.2 million in 2014 and 2013, respectively.